1290 Avenue of the Americas

New York, NY 10104

Shane E. Daly

Lead Director &

Associate General Counsel

212-314-3912(Tel.)

212-314-3959(Fax)

March 19, 2013

VIA EMAIL & EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to SEC Staff comments to the Registration Statement on Form N-4

File Nos. 333-186807 and 811-1705

Dear Ms. White:

The purpose of this letter is to provide a partial response to the Staff’s comments, dated March 11, 2013, in connection with our above-referenced filing. Specifically, this letter addresses the Staff’s comment to provide Powers of Attorney that relate specifically to the filing. We are responding to this comment separately, as we are interested in resolving it as expeditiously as possible. We will respond to the balance of the Staff’s comments via a separate correspondence.

For the reasons set forth below, we believe the Powers of Attorney provided in the initial filing are sufficient.

Rule 483 under the Securities Act of 1933 requires that any power of attorney filed with the Commission “shall relate to a specific filing.” The power of attorney included in the registration statement authorizes the filing of an “N-4 registration statement for Rollover IRA contracts used in connection with the Guaranteed Retirement Income Portfolio to be filed between May 1 and December 31, 2012.” The reference to “Rollover IRA contracts used in connection with the Guaranteed Retirement Income Portfolio” was designed to, and does in fact, describe the contract described in the above-referenced registration statement. The powers of attorney were executed after December 31, 2012 but before the filing of the N-4 registration statement. At the time the powers of attorney were executed, each signor either knew or had reason to know that the filing had not yet occurred. Therefore, despite the fact that the filing itself extended beyond the estimated date range contained in the powers of attorney, we believe that the powers of attorney are sufficiently specific to the contract covered by the registration statement to authorize the filing of the registration statement and meet the requirements of Rule 483.

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Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions in connection with this correspondence. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane E. Daly
Shane E. Daly

Cc: Christopher E. Palmer, Esq.